Graubard Miller The Chrysler Building 405 Lexington Avenue New York, NY 10174
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June 5, 2014

VIA FEDERAL EXPRESS AND EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.

Schedule TO-I

Filed May 6, 2014

File No. 005-87586

Dear Ms. Duru:

On behalf of Quinpario Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 2, 2014, relating to the above-captioned Schedule TO-I (“Schedule TO”). For the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that any references to specific paragraphs, pages and captioned sections, unless otherwise noted, are to the Offer to Purchase dated May 6, 2014 filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

General

1.	Please note that we reserve the right to review the proposed disclosure revisions again once actually filed.

The Staff’s comment is duly noted. Except as described below, the Company has

Securities and Exchange Commission

June 5, 2014

revised the disclosure in the Offer to Purchase and in the preliminary proxy statement filed by the Company on June 4, 2014 (the “Preliminary Proxy Statement”) as indicated in our letter to the Staff dated May 23, 2014. In addition, the Company has revised the Offer to Purchase to include the Preliminary Proxy Statement as Annex A.

2.	We note your response to prior comments 6 and 7. We partially reissue the comments. Please revise to specify the sections or conditions in the Purchase Agreement and/or debt financing commitment that could trigger the bidder’s ability to assert clause (iii) of the newly proposed Business Combination Condition.

The Company has modified clause (iii) of the proposed Business Combination Condition so that it is triggered only upon actual consummation of the Business Combination. Therefore, we respectfully submit that the Staff’s comment is no longer applicable. In connection with the foregoing, the Company also has omitted the proposed disclosure regarding how it would have determined whether proposed clause (iii) was triggered.

In addition, the Company has revised the disclosure on pages 4, 11 and 30 of the Offer to Purchase related to timing of the Offer. As revised, the disclosure indicates that the Offer will now expire after the Business Combination, rather than on the same day as the Business Combination. Furthermore, the Company will revise the disclosure on pages 8, 17, 65, 126, 133 and 256 of the Preliminary Proxy Statement so that it is consistent with the change to clause (iii).

3.	Please refer to your response to comment 11. Regardless of your belief as to whether or not the contemplated structure constitutes a financing condition, please note that a material change will occur once the business combination condition is met. Accordingly, under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

We hereby confirm, on behalf of the Company, that (1) the Company will disseminate by press release disclosure regarding the material change that occurs upon the Business Combination Condition being met and (2) the Offer will not expire until five business days after such disclosure has been made. For this reason, on June 4, 2014, the Company extended the Offer until 11:59 p.m. on July 7, 2014, five business days after June 30, 2014, the expected consummation date of the Business Combination.

Securities and Exchange Commission

June 5, 2014

4.	Please refer to your response to comment 14. In the risk factors section of the proxy statement, please disclose how you will make the “group” determination. Further clarify whether the “other information” the company will consider in making a “group” determination is public information or otherwise objectively verifiable and if not, disclose this fact. Additionally, please disclose that shareholders may challenge your determinations in a court of competent jurisdiction.

Page 62 of the Preliminary Proxy Statement has been revised as requested.

5.	Please refer to your responses to comments 16 and 17. Please ensure that the risk associated with abstaining or failing to affirmatively vote is consistently described throughout the proxy statement. For example, please correct the discussion in the risk factor, “[i]f our stockholders fail to comply with the redemption requirements..,” to disclose the affirmative vote pre-condition to receiving funds. Also, as outlined in your response, disclose that this affirmative vote precondition to receiving funds does not have any state law precedent.

Pages 3, 16, 24, 62, 84 and 128 of the Preliminary Proxy Statement have been revised as requested by this comment.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Paul Berra, Quinpario Acquisition Corp.